Semper Paratus Acquisition Corporation

767 Third Avenue, 38th Floor

New York, New York 10017

November 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf and Katherine Bagley

Re:	Semper Paratus Acquisition Corporation
Registration Statement on Form S-1, as amended
Filed October 7, 2021
File No. 333-260113

Dear Mr. Fetterolf and Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Semper Paratus Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Wednesday, November 3, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Philippe Kurzweil
Philippe Kurzweil
Chief Financial Officer

cc:	Reed Smith LLP Ellenoff Grossman & Schole LLP